August 28, 2014

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

Re:	Request for Acceleration of Effectiveness of Parker Drilling Company’s Registration Statement on Form S-4
(File No. 333-196930) initially filed on June 20, 2014, as amended by Amendment No. 1 filed on July 24, 2014 and Amendment No. 2 filed on August 20, 2014

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Parker Drilling Company (the “Company”), on behalf of itself and the other registrants, hereby requests that the effectiveness of its Registration Statement on Form S-4 (File No. 333-196930) (the “Registration Statement”) be accelerated so that the Registration Statement will become effective on August 29, 2014, at 3:30 p.m. Eastern time, or as soon thereafter as practicable.

In connection with making this request, the Company acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature on following page]

Very truly yours, PARKER DRILLING COMPANY

By:	/s/ J. Edward Menger
J. Edward Menger Deputy General Counsel, Assistant Secretary

cc:	Kelly Rose
Sarah Berens
Baker Botts L.L.P.